

October 22, 2020

Martin A. Sumichrast
Chief Executive Officer
Adara Acquisition Corp.
8845 Red Oak Boulevard
Charlotte, NC 28217

> **Re: Adara Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 25, 2020**
> **CIK No. 0001823584**

Dear Mr. Sumichrast:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our Business Combination Process, page 6

1. We note you disclose here that members of your management team and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. Please expand your disclosure to clarify, consistent with your disclosure on page 39, that your officers may not become an officer of any other special purpose acquisition company that has publicly filed a registration statement for its initial public offering until you have entered into a definitive agreement regarding your initial business combination or have liquidated the trust account.

Founder shares conversion and anti-dilution rights, page 13

2.   Please revise your disclosure to clarify whether ThinkEquity's Class B common shares will be subject to the anti-dilution provisions described herein. In that regard, we note you disclose that the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of this offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial business combination. We also note the related risk factor disclosure on pages 37-38.

Summary Financial Data, page 25

3.   Please revise your disclosure to include a separate "as-adjusted" column with corresponding notes that explain the effects of the sale of units in the public offering, the sale of the private placement warrants, and other transactions as if they had occurred on that date.

General

4.   We note you disclose on page 36 that you intend to complete an initial business combination with consumer products companies in the health and wellness and pet care space. Please revise your disclosure in the Summary, Proposed Business and elsewhere as appropriate to clarify your focus within the consumer products sector.

        You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Rui Ma